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                                 May 17, 2000

Dear Stockholder:

  I am pleased to inform you that on May 7, 2000, Verio Inc. ("Verio") entered into an Agreement and Plan of Merger (the "Merger Agreement") with NTT Communications Corporation ("NTT Communications"), a wholly-owned subsidiary of Nippon Telegraph and Telephone Corporation ("NTT"), and its wholly-owned subsidiary, Chaser Acquisition, Inc. (the "Purchaser"), that provides for the acquisition of Verio by NTT Communications through the Purchaser at a price of $60.00 per share of Verio's Common Stock ("Common Stock") (other than shares of Common Stock already owned by NTT Communications and its subsidiaries) and $62.136 per share of Verio's Series A 6.75% Convertible Preferred Stock ("Preferred Stock").

  Under the terms of the Merger Agreement, the Purchaser has commenced today a cash tender offer to purchase all Common Stock (other than shares already owned by NTT Communications and its subsidiaries) at a price of $60.00 per share and all Preferred Stock at a price of $62.136 per share, plus, if the purchase of the shares of Preferred Stock pursuant to the tender offer occurs after July 31, 2000, accumulated and unpaid dividends on each share of Preferred Stock, net to tendering stockholders in cash, without interest. The tender offer is currently scheduled to expire at 12:00 o'clock midnight New York time on Wednesday, June 14, 2000.

  Following the successful completion of the tender offer, the Purchaser will be merged into Verio and all shares not purchased in the tender offer (other than shares held by dissenting stockholders, if applicable) will be converted into the right to receive in cash the same price per share as paid in the tender offer, without interest.

  Your Board of Directors has unanimously (with the exception of the designee of NTT Communications on the Board) approved the Merger Agreement, the tender offer, and the merger and has determined that the terms of the tender offer and the merger are fair to and in the best interests of holders of Verio's Common Stock and Preferred Stock. Accordingly, the Board of Directors recommends that you accept the tender offer and tender your Verio stock to the Purchaser pursuant to the tender offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of Salomon Smith Barney Inc. that the consideration to be received in the tender offer and the merger, taken together, is fair to holders of Common Stock and Preferred Stock from a financial point of view as of the date of such opinion.

  Also accompanying this letter is a copy of the Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of the Purchaser's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

  On behalf of the Board of Directors,

                                          Very truly yours,
                                          Justin L. Jaschke
                                          Chief Executive Officer and Director

Enclosures